Mail Stop 6010

July 9, 2007

Mr. Robert W. Fishback
Chief Financial Officer
Ultralife Batteries, Inc.
2000 Technology Parkway
Newark, New York 14513

>   **RE: Ultralife Batteries, Inc.**
>   **Form 10-K for the year ended December 31, 2006**
>   **File No. 0-20852**

Dear Mr. Fishback:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant